NO ACT

PE
12-19-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005144

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Arthur H. Kohn
Cleary Gottlieb Steen & Hamilton LLP
akohn@cgsh.com

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-23-15

Dear Mr. Kohn:

This is in response to your letters dated December 19, 2014 and January 26, 2015 concerning the shareholder proposal submitted to Verizon by the Sisters of St. Francis of the Holy Family, Dubuque, Iowa and the Franciscan Sisters of Perpetual Adoration. We also have received a letter on the proponents' behalf dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 23, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2014

The proposal requests that the compensation committee of the board initiate a review of the company's executive compensation policies and make available upon request a summary report of the review. The proposal suggests that the report include a comparison of the total compensation package of the top senior executives and Verizon employees' median wage and an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Verizon relies.

Sincerely,

Justin Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

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Writer's Direct Dial: (212) 225-2920
E-Mail: akohn@cgsh.com

January 26, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Intention to Omit the Sisters of St. Francis of the Holy Family, Dubuque, Iowa Stockholder Proposal Submitted for Inclusion in Verizon Communications Inc. 2015 Annual Proxy Statement

Ladies and Gentlemen:

On December 19, 2014, we submitted a letter (the "No-Action Request") on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Sisters of St. Francis of the Holy Family, Dubuque, Iowa and by the Franciscan Sisters of Perpetual Adoration, as co-filers (collectively, the "Proponents"), by letters dated November 14, 2014, from the Company's proxy statement for its 2015 annual meeting of stockholders (the "Proxy Statement"). The No-Action Request indicated the Company's view that the Proposal may be excluded from the Proxy Statement pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-8(i)(10).

On January 19, 2014, Paul M. Neuhauser submitted a letter to the Staff on behalf of the Proponents responding to the No-Action Request (the "Response") and asserting that the Proposal should not be excluded from the 2015 Proxy Materials. The Company submits this letter to supplement the No-Action Request and respond to specific arguments made in the Response.

The Response argues that the ordinary business exclusion pursuant to Rule 14a-8(i)(7) does not apply because the Proposal raises a "significant policy issue." In part D.2 of Staff Legal Bulletin ("SLB") No. 14C the Staff states that "in determining whether the focus of [certain] proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." While the Proposal seeks a study of the Company's executive compensation practices, the policy issue with which the Proposal, read as a whole, is concerned, is the "stagnation of workers' wages," the phrase used in the Proposal's first sentence.[1]

The "significant policy issue" carve out from the ordinary business operations rule of Rule 14a-8(i)(7) was discussed by the staff of the Division of Corporation Finance (the "Staff") in SLB 14E. In describing the principle, part B of SLB No. 14E states that "in those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) ***as long as a sufficient nexus exists between the nature of the proposal and the company***" (emphasis added). In this case, no such nexus exists. Executive pay levels at the Company are based on criteria that are wholly independent of the level of non-executive wages and have no connection with the issue – the trend in rank and file worker wages – that is the policy concern. Therefore, the policy issue carve-out on which the Response seeks to rely is not applicable.

Anyone can open up a newspaper and find discussions of many important and difficult social policy issues, including for example discussions about violence, hunger, climate change and disease. None of those issues, of course, has any relationship to how the Company sets its CEO's compensation. If a shareholder submitted a proposal calling for a study of the Company's executive pay practices because of their impact on the spread of disease, it would be a challenge to argue that the Staff's discussion of social policy issues in SLBs No. 14C and 14E would provide support for its inclusion. That is because there is no apparent nexus between the Company's executive pay practices and the spread of disease. Similarly, there is no apparent nexus between the Company's executive pay practices and the trend in rank and file workers' wages.[2] As we noted in our No-Action Request, pay levels at the Company for executive and non-executive employees are determined by the different dynamics affecting the unique labor

---

1 This is a significant distinction from United Natural Foods, Inc. (October 2, 2014) and the proposals at issue in the no-action letters the Response cites where the Staff concluded that exclusion was not warranted ("See, e.g., Pfizer, Inc. (January 28, 2003)...") since the supporting statements made it clear that those proposals were centrally focused on executive pay.

2 The necessary link is not provided by the simple operation of dividing the CEO pay level by median employee pay levels. One could similarly come up with a ratio of CEO pay to the rate at which a certain disease spreads among a population in certain circumstances. The ratio would vary over time, but it would still not cause there to be any meaningful link between the two numbers.

markets for those employees respectively. Since no sufficient nexus exists between the policy issues that are the focus of the Proposal and the subject of the Proposal itself, the significant policy issue carve out to the ordinary business exclusion does not apply in this instance.

Separately, the Response argues that the substantial implementation basis for exclusion pursuant to Rule 14a-8(i)(10) does not apply because unlike the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Act, the Proposal seeks an explanation of changes in the ratio over time. However, as mentioned above, executive compensation and non-executive pay at the Company are determined independently of each other. Any attempt to explain perceived patterns between the relationship of the two over time would be nonsensical, because we know that they change independently of each other. Patterns would necessarily be coincidental, and would offer no insight as to the Proponents' concern about income inequality.

Finally, the Response argues that the Company has failed to carry its burden of proving that the Proposal is misleading in violation of Rule 14a-9 and may be omitted pursuant to Rule 14a-8(i)(3). But in rejecting our assertion that the Proposal contains key terms that are so inherently vague and indefinite, the Response confuses the very specifications of the Proposal. For example, the Proposal asks for a "comparison of the total compensation package of the top senior executives and [the Company's] ***store*** employees' median wage in the United States..." (emphasis added). The reference to the Company's retail workforce, which is a small portion of its total non-executive workforce, is an important detail that the Response overlooks but that could skew the data materially. Furthermore, the Response summarily rejects the challenges of making determinations as to what phrases like "top senior executive," "total compensation package" and "median wage" mean. As the Staff in charge of the rulemaking project to implement Section 953(b) of the Dodd-Frank Act can surely attest, there are numerous intricacies embedded in these concepts, which explains the multi-year process of formulating rules to implement this statutory provision.

For the reasons discussed above and in the No-Action Request, the Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2015 Proxy Statement on the grounds that (1) the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(3), (2) relates to the Company's ordinary business operations, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(7), and (3) has been substantially implemented, and therefore is excludable in reliance on the provisions of Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to akohn@cgsh.com. I can also be reached at (212) 225-2920.

Sincerely,



Arthur H. Kohn

Enclosures

cc: Sr. Cathy (Kate) Katoski, OSF, Sisters of St. Francis of the Holy Family, Dubuque, Iowa
Sr. Susan Ernster, Franciscan Sisters of Perpetual Adoration
Paul M. Neuhauser
Fr. Michael Crosby
Tim Smith
Laura Berry

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 16, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Verizon Communications Inc.

Dear Sir/Madam:

I have been asked by the Sisters of St. Francis of the Holy Family, Dubuque, Iowa, and the Franciscan Sisters of Perpetual Adoration (hereinafter referred to jointly as the "Proponents"), each of whom is a beneficial owner of shares of common stock of Verizon Communications Inc. (hereinafter referred to either as "Verizon" or the "Company"), and who have jointly submitted a shareholder proposal to Verizon, to respond to the letter dated December 19, 2014, sent to the Securities & Exchange Commission by Cleary Gottlieb Steen & Hamilton LLP on behalf of the Company, in which Verizon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Verizon's year 2015 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponents' shareholder proposal requests the Company to prepare a report comparing the total compensation of the Company's senior executive officers with the median compensation paid to employees of the Company in three specified years (2005, 2010, 2015) and to explain any changes over those years in the ratio between the total compensation for the executive officers and the median compensation of the employees.

RULE 14a-8(i)(7)

The Proponents' shareholder proposal raises a significant policy issue and therefore it is not excludable as an ordinary business matter under Rule 14a-8(i)(7).

This should be clear to anyone who reads newspapers or other news sources. It is a constant theme of economic discussions in the United States. For example, using the search term "gap + 'ceo' + 'average wage'" brings up 59,300 Google hits. The first four listed (search of January 15, 2015) were:

(i)

An article in the May 2, 2013, edition of *Business Week*, which began:

> "Nearly three years after Congress ordered public companies to reveal their chief executive officer-to worker pay ratios under the Dodd-Frank law, the numbers still aren't public. The provision was intended to deter excessive compensation schemes that, in the words of U.S. Senator Robert Menendez (D-N.J.), "were part of the fuel that led to the financial collapse."

The Business Week staff used a different method of calculating the gap than that mandated by Dodd-Frank, using a comparison of CEO compensation with Department of Labor statistics, by industry categories, of the average (nonsupervisory) United States worker pay plus benefits. The article has a table of nine industry groups, ranked by the "average CEO compensation" in each industry. The Communications industry ranks the highest in average CEO compensation. The methodology used by Business Week resulted in an average ratio for the S&P 500 companies of 204, but the 100 companies with the highest ratios averaged 495. times. The article notes that using a different methodology, the AFL-CIO comes up with an average ratio of 357. On the table, Verizon was ranked 180th.

The article also included a discussion of the views of Peter Drucker, probably the leading management guru of the last half of the 20th Century:

> Peter Drucker, the celebrated management theorist, certainly thought the CEO-to-rank-and-file multiple mattered. Starting with a 1977 article and until his death in 2005, Drucker considered 25-to-1 or even 20-to-1 the appropriate limit. Beyond that, he indicated, it's bad for business. In his view, excessively high multiples undermine teamwork and promote a winner-takes-all, "did-it-because-I-could" culture that's poison to a company's long-term health. "I'm not talking about the bitter feelings of the people on the plant floor," Drucker told a reporter in 2004. "They're convinced that their bosses are crooks anyway." He meant the people in middle management who become "incredibly disillusioned" by runaway CEO compensation. On big executive payouts that coincide with layoffs, Drucker was unequivocal. That, he said, was "morally unforgivable."

(ii)

An article in the April 18, 2013 issue of the journal of the HR *Society for Human Resource Management* which states:

> CEOs of the largest U.S. companies made 354 times what the average worker was paid in 2012—the widest pay gap in the world—according to a new analysis by the AFL-CIO. At S&P 500 companies CEOs received, on average, $12.3 million, while ordinary rank-and-file workers took home around $34,645.
>
> The union's updated **Executive Paywatch** website, based on Securities and Exchange Commission filings, showed CEO-to-worker pay disparities rapidly increasing. Thirty years ago CEOs were paid 42 times what rank-and-file workers in the U.S. earned, according to the labor federation.

"In Switzerland, where voters recently imposed new limits on executive pay, the CEO-to-worker pay gap is 148 times," the AFL-CIO reported. "In the United Kingdom, the CEO-to-worker pay gap is one-quarter as large as ours. And in Japan, the gap is even smaller."

(iii)

An August 14, 2013, article in the *Business Insider* about McKinsey & Company, entitled "How One Employee and One Consulting Firm May Be Singlehandedly Responsible for the Staggering Gap Between CEO and Worker Pay", which includes a table, using different methodology, showing the pay ratio expanding from 20 times in 1965 to about 220 times in 2010.

(iv)

An April 30, 2013 article on *Bloomberg News* on which the Business Week article was based. The Bloomberg News article is far more extensive and is entitled "CEO Pay 1,795-to-1 Multiple of Wages Skirts U.S. Law". It states that using its methodology, the ratio of CEO pay to rank-and-file pay had increased by twenty percent since 2009. After noting that some of the nation's largest corporations were lobbying to repeal the Dodd-Frank requirement of pay gap disclosure, the article went on:

> "It's a simple piece of information shareholders ought to have," said Phil Angelides, who led the Financial Crisis Inquiry Commission, which investigated the economic collapse of 2008. "The fact that corporate executives wouldn't want to display the number speaks volumes." The lobbying is part of "a street-by-street, block-by-block fight waged by large corporations and their Wall Street colleagues" to obstruct the Dodd-Frank law, he said.
>
> . . . .
>
> When CEOs switched from asking the question of 'how much is enough' to 'how much can I get,' investor capital and executive talent started scrapping like hyenas for every morsel," said Roger Martin, dean of the University of Toronto's Rotman School of Management, in an interview. "It's not that either hates labor, or wants to crush their lives. They just don't care."

. . . .

> The SEC, which has so far [April 30, 2013] written 39 of 94 rules called for under Dodd-Frank, has no deadline for completing the pay-ratio provision. In February, Commissioner Luis Aguilar suggested that companies voluntarily disclose their ratios until the agency can develop its rule.
>
> "Companies that can justify the amount that they are paying their CEOs and employees shouldn't be fearful of the ratio," Aguilar, a Democrat, said in an interview.

More recently, an article from the Associated Press that appeared in The New York Times (May 27, 2014), based on the most recent Schedule 14As, stated:

> While pay for the typical CEO of a company in the Standard & Poor's 500 stock index surged 8.8 percent last year to $10.5 million, it rose a scant 1.3 percent for U.S. workers as a whole. That CEO now earns 257 times the national average, up from a multiple of 181 in 2009, according to an analysis by The Associated Press and Equilar.

It would indeed be overkill to cite the numerous public discussions of the CEO/rank-and-file pay ratio, as well as the comments in Congress, since the Staff is intimately familiar with the fact that the ratio is a significant policy issue for registrants in light of the Commission's struggle to enact rules implementing the Dodd-Frank mandate on the matter.

It is therefore not surprising that the Staff has, even prior to Dodd-Frank, opined that shareholder proposals requesting data and explanations of changes in the pay ratio have raised a significant policy issue for companies and that therefore Rule 14a-8(i)(7) was inapplicable to such proposals. See, e.g., *Pfizer, Inc.* (January 28, 2003); *AOL Time Warner Inc.* (February 28, 2003; *Wal-Mart Stores, Inc.* (March 1, 2006); *The Allstate Corporation* (February 5, 2010).

We are rather perplexed by the Company's argument that those letters are somehow inapplicable because the Proponents' shareholder proposal uses the word "suggest" rather than the word "request". A classic case of a distinction without a difference. Shareholder proposals must be precatory and either word suits that requirement superbly. Moreover, the Company does not even make a reasoned argument as to why the difference is important when examining the question of whether the proposal raises a significant policy issue for Verizon. Instead, it simply makes the conclusory, unreasoned assertion that it "believes" that the difference is "material". To any rational human being, however, the difference is obviously immaterial

For the forgoing reasons, the Proponents' shareholder proposal raises a significant policy issue for Verizon and therefore cannot be excluded by Rule 14a-8(i)(7).

Rule 14a-8 (i)(10)

The Company's mootness argument barely raises above the level of the previously discussed distinction without a difference. Relying on the fact that the precatory language of "suggest" has been used (some such precatory language being required in all shareholder proposals when shareholders have no legal power to dictate a matter to the Board), the Company proceeds to read out the crux of the proposal, namely, that the Company disclose (i) the ratio of the compensation of the senior executives with that of the average worker and (ii) if that ratio has changed over time an explanation of why it has changed. Since absolutely nothing in the CD&A deals with either matter, the proposal cannot be mooted by the CD&A.

Nor can it be mooted by unadopted rules not yet in final form. We note that the Company makes no claim that it will provide in its 2015 proxy statement, in its 10-K, or anywhere else, the data which is proposed to be required by the rules proposed in Release 34-70,443. In the absence of actually providing such data, all references to Release 34,70,443 and its proposed rules are totally irrelevant.

Furthermore, when and if the proposed Dodd-Frank regulations are finally adopted they will require very different disclosure than that requested by the Proponent's shareholder proposal. First and foremost, the proposed amendment to Item 402 in Release 34-70,443 does not contain any requirement that changes in the ratio over time be explained. This, of course, is the very essence of the shareholder proposal, namely, to explain why the gap has increased over time. In addition, the shareholder proposal thus includes another major element totally foreign to the SEC proposed rule set forth in Release 34-70,443, namely that there be provided an historic prospective going back over the past decade. Finally, the methodology suggested by the Proponent's shareholder proposal differs radically from that set forth in Dodd-Frank. As has been noted by many commentators in the rule-making proceeding, the data required by Dodd-Frank is of far less value to investors than other data, such as that requested by the Proponents, would be. For example, under Dodd-Frank the data is not for American workers, but rather for the world-wide workforce of the registrant. Because of differences in cost of living and wage levels in many foreign countries, including developing nations, a comparison that includes foreign salaries with the compensation of an American based CEO is not meaningful. The Proponent believes that the data that they are requesting is far more meaningful to investors. Furthermore, Dodd-Frank requires a comparison with the compensation of the CEO, while the Proponent has requested a comparison with the NEOs.

Finally, Verizon argues that "one way to interpret the Proposal is to conclude that it essentially mirrors the analysis to be required" under Dodd-Frank and that "assuming that interpretation of the Proposal" the proposal would be "in contravention of the policy underlying Rule 14a-8(i)(10)". The trouble with the argument is that it is based on a false assumption. As indicated above, both the data requested and, even more importantly, the explanation requested by the Proponents' shareholder proposal differ radically from that required by Dodd-Frank, when and if it becomes effective.

For the foregoing reasons, the Company has failed to carry its burden of proving the substantial implementation of the Proponents' shareholder proposal.

Rule 14a-8(i)(3)

The Company has three categories of complaint under this heading:

A.

Verizon asserts that the entire proposal may be omitted because it is so vague and indefinite that neither stockholders nor the Board "would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires". (See SLB No. 14B (Sept 15, 2004).) The assertion that the Proponents' shareholder proposal is so vague that the Board would not know how to implement it is again based exclusively on the fact that the proposal uses the word "suggest" rather than "request". Again, this is a distinction without a difference. As noted above, ALL shareholder proposals are non-binding on the Board and a request, like a suggestion, may, at the Boards sole discretion, be ignored, partially implemented or fully implemented. In the instant case, we appear to have greater confidence in the intelligence of the Board than does the Company's letter, since we do not believe that any rational person would be in any doubt whatsoever as to what the Proponents are asking for, namely, a comparison of the ratio at three time periods and an explanation of the change, if any, in the ratio over time.

In short the Company's argument totally devoid of merit.

B.

The Company alleges that three of the phrases used in the proposal are so vague and indefinite that shareholders and the Company "would be unable to determine with any reasonable certainty what actions or measures the Proposal requires". (Page 4 of the Company letter, first full paragraph.) Again, we have confidence that neither the shareholders nor the Board is that lacking in intelligence or common sense.

1. "Top Senior Executives"

We note that the term "senior executive" is used by the Staff in its discussion of the applicability, or lack thereof, of Rule 14a-(i)(7) to proposals dealing with the compensation of senior executives. SLB No. 14A (July 12, 2002)

We note also that Verizon used, without definition, the term "senior executive" five times in its 2014 Proxy Statement (pages 9, 51, 52 and twice on A-5). Since we doubt very much that anyone would claim that the Company violated Rule 14a-9 by these undefined uses of the term, we equally do not believe that the Proponents have violated Rule 14a-9.

In any event, the Company's objection is quite simply a rehash of the identical argument which was rejected by the Staff two years ago. *Verizon Communications Inc.* (January 8, 2013). The identical result was also reached in *Omnicom Group, Inc.* (Mar. 25, 2010); *The Allstate Company* (February 5, 2010); *Morgan Stanley* (Mar. 12, 2009); and *Comerica, Inc.* (Mar. 9, 2009).

By adding the word "top" to the term "senior executives", the Proponents obviously intend to avoid any latent ambiguity in a term that the company and the SEC themselves have, by restricting the coverage to those at the top of the pyramid, namely the NEOs whose compensation is set forth in the proxy statement. The term used by the Proponents is therefore significantly less ambiguous than the use of the term "senior executives", without the added "top", that was upheld by the Staff two years ago in the *Verizon* letter cited above. Furthermore, the Staff has already decided this exact issue when it opined that the term "top executives", when used in a proposal similar to that submitted by the Proponents, was not an ambiguous term. *J.P. Morgan Chase & Co*, (Mar. 10, 2010)

2."Total Compensation Package"

Once again, this term is unambiguous, especially since the Whereas Clause (last paragraph) cites the dollar amount of the compensation package of the CEO, which dollar amount corresponds exactly to the amount shown in the Summary Compensation Table of the Company's 2014 Proxy Statement as his total compensation. And the Whereas Clause specifically cites that Proxy Statement as the source for the dollar amount of his "total 2013 compensation package". Once again, out of an abundance of caution, the Proponents' shareholder proposal ads the word "total" to the phrase "compensation package", which corresponds exactly to the requirements of Item 402(c) of Regulation S-K, which requires that the last column in the Summary Compensation Table be labeled "total".

In any event the Company's objection is quite simply a rehash of the identical argument which was rejected by the Staff two years ago. *Verizon Communications Inc.* (January 8, 2013). Indeed, by adding the word "total", the Proponents have made its term even less ambiguous, if possible, than was the use of the term "compensation package", without the added "total", that was upheld by the Staff two years ago in the *Verizon* letter as well as in *J.P. Morgan Chase* (Mar. 10, 2010).

1. "Employees Median Wage"

The Company objects to all three words in this phrase. First of all, the Company seems to be saying that it does not know who its employees are, although it is able to specify a number in its 10-K. (See p.13 of its 10-K report for 2013.) Since the proposal does not specify a methodology for determining the date on which to count employees, any reasonable one chosen by the Company would suffice. Probably the most reasonable would be FTEs for the entire year. However, in any event, slight variations based on differing methodologies would not be material and therefore not a ground for saying that he proposal was so vague that shareholders (or the Board) would not know what was being requested.

As to the second word, "median", it does not require a PhD in mathematics to understand the meaning of the term. Incidentally, a search for the term "median" in the Code of Federal Regulations shows 835 hits.

Finally, the Company objects to the term "wages" as being ambiguous, citing its "similarity" to the problem with the "total compensation package". We agree that it is similar and that therefore it should be calculated in a similar manner, as is indicated by the fact that the Resolve Clause itself refers to pay, including bonuses. We do not believe that shareholders will not know what they are voting on when they cast their proxies or that the Board will be unable to understand how to implement the proposal. Furthermore, an almost identical argument that was made against a similar proposal was rejected by the Staff. *J.P. Morgan* Chase (Mar. 10, 2010)

C.

The Company appears to have overlooked SLB No. 14B (Sept. 15, 2004) in which the Staff stated (Section B.4):

> [W]e do not believe that exclusion or modification under rule 14a-8(i)(3) is appropriate for much of the language in supporting statements to which companies have objected. Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> the company objects to factual assertions because they are not supported;
>
> the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

The SLB goes on to describe the only situations that would result in the application of Rule 14a-8(i)(3) to the proposal, namely (i) making statements that impugn character etc.; (ii) when the company "demonstrates objectively that a factual statement is materially false or misleading"; (iii) when the proposal in inherently vague; and (iv) when substantial portions of the supporting statement are irrelevant to the proposal itself.

None of the four listed grounds for invoking 14a-8(i)(3) are present in the instant case. For example under the title "misleading pay comparison" the Company makes absolutely no attempt to "demonstrate objectively" that ***any*** factual statement is "materially false or misleading". Instead it argues (i) that the comparison should be with the CEO of a subsidiary rather than with the CEO of Verizon itself and (ii) that a website referred to by the Company doesn't say what the Company would have said. But there is no allegation of, no less a demonstration of, objectively false statements.

Similarly, under the rubric of "misleading implications", the Company fails to cite any factual statements with which it disagrees, no less demonstrate that any statement is objectively false.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Arthur H. Kohn
Sister Cathy Katoski
Sister Susan Ernster
Fr. Michael Crosby
Tim Smith
Laura Berry

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
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WWW.CLEARYGOTTLIEB.COM

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E-Mail: akohn@cgsh.com

December 19, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Intention to Omit the Sisters of St. Francis of the Holy Family, Dubuque, Iowa Stockholder Proposal Submitted for Inclusion in Verizon Communications Inc. 2015 Annual Proxy Statement

Ladies and Gentlemen:

We are writing on behalf of our client Verizon Communications Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the stockholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") submitted by the Sisters of St. Francis of the Holy Family, Dubuque, Iowa and by the Franciscan Sisters of Perpetual Adoration, as co-filers (collectively, the "Proponents"), by letters dated November 14, 2014, from the Company's proxy statement for its 2015 annual meeting of stockholders (the "Proxy Statement").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to each of the Proponents as notice of the

Company's intent to omit the Proposal from the Proxy Statement. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal and Supporting Statement along with the introductory letters dated November 14, 2014 is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: shareholders request Verizon Communications, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

BASES FOR EXCLUSION

In accordance with Rule 14a-8, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Proxy Statement for the following, separately sufficient, reasons:

1. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) because it is misleading in violation of Rule 14a-9;

2. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally); and

3. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented as contemplated by the Proxy Statement's Compensation Discussion & Analysis section ("CD&A") as well as the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act").

We note, preliminarily, that the language of the Proposal appears to differ from prior similar no-action letter submissions under Rule 14a-8(j) to which the Staff has replied. Specifically, the resolution included in the Proposal "requests" a report on the Company's executive compensation practices, but only "suggests" certain specific topics for inclusion in that report. By contrast, the resolutions generally included in prior similar requests have specifically requested that the report address certain issues related to a comparison of senior executive and other employee pay levels. See, e.g., Comcast Corporation (Jan. 29, 2010); The Goldman Sachs Group, Inc. (Jan. 11, 2010); and Wal-Mart Stores, Inc. (Mar. 1, 2006). We believe that the different approach of the Proposal is material.

ANALYSIS

I. Under Rule 14a-8(i)(3), the Proposal may be omitted because it is misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9, in turn, prohibits materially false or misleading statements in proxy materials. We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

A. Vague and Indefinite Statements and Omissions. The Proposal is so vague and indefinite in two separate respects so as to be misleading within the meaning of Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991).

a. Vagueness of Resolution. As noted preliminarily above, the resolution in the Proposal simply requests a report concerning the Company's executive compensation policies. A report complete in all material respects concerning those policies could be submitted to the shareholders without addressing the Company's pay policies for its other employees. The Proponents' suggestion, rather than request, that the report include the comparison and analysis described in the Proposal suggests that the Proponents recognize that other approaches to describing and analyzing the Company's executive compensation policies might be as informative as the Proponents' suggestion. It is easy to envision that the Company's implementation of the Proposal as drafted would be significantly different from the actions envisioned by the shareholders voting on the proposal.

b. Material Undefined Terms. The Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in Boeing Co. (Recon.) (Mar. 2, 2011), the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, e.g., General Motors Corp. (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); Verizon Communications Inc. (Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

As identified below, several of the Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, the Company and shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- **"Top Senior Executive"** – The Proposal is vague with respect to its subject matter because it asks the Company to prepare a report that includes the "total compensation package of the top senior executives." Without more, it is not clear whom the Company should consider a "top senior executive." For instance, would the report only apply to named executive officers of the Company in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), or all employees that receive more than a certain amount in cash compensation? Alternatively, should the Proposal be limited to employees whose compensation is set by the board, or should other members of senior management, whose compensation is not set by the board, be included as well?

- **"Total Compensation Package"** – In addition, the Proposal refers to the "total compensation package of the top senior executives," but does not provide clarity as to the different elements of compensation to be recognized for this purpose or how such elements should be valued. The Proposal gives no guidance as to how and when to value the various types of incentive awards, welfare benefits, fringe benefits, deferred compensation , and other similar items of income.

- **"Store Employees' Median Wage"**

    - **"Store Employees"** – The Proposal relies on an indefinite population of "store employees" and pay levels among these employees can fluctuate significantly from year to year as a result of the cash commissions they earn. For example, should "store employees" for a particular year include anyone employed for at least a day during the year, or only those employees employed on a specific date during the year?

    - **"Median"** – The Proposal does not describe how the Company should determine the "median wage" of its store employees. It appears the Proponents are suggesting a figure similar to the one mandated by Section 953(b) of the Dodd-Frank Act that requires U.S. public companies to disclose: (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer and (iii) the ratio of these two amounts. On September 18, 2013, the Commission proposed rules to implement Section 953(b) of the Dodd-Frank Act. Release Nos. 33-9452; 34-70443; File No. S7-07-13 (Sept. 18, 2013) ("Pay Ratio Disclosure Rules"). Prior to that time, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. If the Proposal intended the determination of median wage to be similar to what is required under Section 953(b), the Company would not know how to implement this Proposal. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of store employees such as whether non-full-time employees may be excluded from the calculation or whether seasonal workers' compensation should be annualized. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median" is impermissibly vague at this time.

- **"Wage"** – Similar to "total compensation package," the Proposal's use of "wage" is confusing since the Proposal does not clarify whether wage should be limited to fixed cash salary or if it should include commissions, accrued vacation, healthcare or other benefits. If these benefits are supposed to be included in the definition of wage, the Proposal does not explain how they should be valued.

B. Other Misleading Statements and Implications.

a. Misleading Pay Comparison. The Supporting Statement includes a comparison of the "total 2013 compensation package for [the Company]'s Chairman and Chief Executive Officer" to "the average national pay of customer service representatives" of Verizon Wireless, one of two principal business units of the Company. This comparison is inherently misleading. Had the Supporting Statement compared the average national pay of a Verizon Wireless customer service representative to the total 2013 compensation package of the Chief Executive Officer of Verizon Wireless (instead of the Company), it would have reported a ratio that is less than half the number that is currently provided. The Supporting Statement does not address how the median average national pay of customer service representatives of Verizon Wireless compares to the pay of other non-executive groups of employees of the Company. The Supporting Statement is misleading insofar as a shareholder might reasonably infer that the median average national pay of customer service representatives of Verizon Wireless is the same as the median pay level for all of the Company's employees excluding the Company's Chairman and Chief Executive Officer. It is not.

Furthermore, the website cited by the Supporting Statement as the source of its data concerning the average national pay of "customer service representatives" at Verizon Wireless is not reliable because:

- **Self-Reported Data with a Comparatively Small Sample Size** – The website relies on self-reporting and includes a sample of only 29 customer service representatives, which represents significantly less than 1% of the Verizon Wireless retail workforce.

- **National Scope is Unclear** – While the compensation ranges purport to represent a national average, there is no indication of the location of the survey participants. The website even acknowledges in its "National Data" column that "[p]ay can vary greatly by location."

- **Multiple Job Categories Listed** – The website provides annual compensation ranges for several categories of Verizon Wireless employees including: retail sales representative, customer service representative, sales associate, and retail sales associate. It is unclear why among those, the Proponents selected the customer service representative category other than the fact that the average total compensation at the 90th percentile was the lowest among the four categories.

- **Different Time Periods** – The Supporting Statement attempts to compare the total 2013 compensation package of the Company's Chief Executive Officer to the average national pay of customer service representatives, which is reported as of October 29, 2014.

b. Misleading Implication Concerning the Cause of Stagnant Worker Wages. The Supporting Statement recites certain views about the impact of stagnant worker wages on the US economy, discusses certain comparisons of executive to non-executive pay levels, and then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive pay policies are a cause of stagnant worker wages – i.e., that if the Company were to study and then modify its executive pay policies, the issue of stagnant worker wages in the United States could be solved. The Proposal thus clearly implies a link between the compensation levels of executives and other employees that does not exist. The pay levels of executives and other employees is determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.[1]

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

[1] Indeed, prominent critics of US pay practices have bemoaned the lack of any such interconnectedness, and have criticized currently near-universal pay policies for executives that rely exclusively on peer group benchmarking. See, e.g., Charles M. Elson & Craig K. Ferrere, *Executive Superstars, Peer Groups, and Overcompensation: Cause, Effect, and Solution*, 38 J. CORP. L. 487 (2013). Our point is not to address the merits of those arguments, but rather to highlight that by implying that there is a relationship between executive and non-executive pay levels, the Proposal is misleading. Many researchers have tried to identify the causes of stagnant worker wages, but we know of no basis to suggest that executive pay practices are the cause.

II. Under Rule 14a-8(i)(7), the Proposal may be omitted because it deals with a matter relating to the Company's ordinary business operations (compensation of employees generally).

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release goes on to describe the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with this administrative history, in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be excluded under this Rule. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. See, SLB 14A.

In our case, the Proposal could reasonably be read to be seeking a shareholder vote on the appropriateness of wage levels for non-executive workers. The first two paragraphs of the Supporting Statement concern the effect on the US economy of stagnating workers' wages, and a fair reading of the Proposal in its entirety suggests that the Proponents' concern is with that issue, and not with the issue of executive pay. As noted above, the Proposal implies a link between executive pay policy and the level of non-executive wages that does not exist. We know of no data suggesting a negative correlation between the level of executive pay and the level of non-executive pay at the Company or among companies generally. In sum, non-executive pay, and not executive pay, appears to be the real focus of the Proposal, and the relationship between levels of executive and non-executive pay are not linked in any meaningful way. The Company could, of course, address any divergence in trends in pay levels exclusively by raising the wages of the lowest-paid employees without making any changes to the structure or amounts paid to top senior executives. We respectfully submit that the "significant social policy issue" rule should not shield every Rule 14a-8 proposal that cites executive pay as a cause of a perceived social ill. To the extent that the Proposal seeks a shareholder vote related to the wage levels of non-executive workers, the Proposal is excludible.

Moreover, the Staff has in the past concurred in the exclusion of proposals that seek to regulate executive compensation but also affect the compensation of a broader group of employees. In Microsoft Corp. (Sept. 17, 2013), for example, the Staff permitted exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. Similarly, in Raytheon Co. (Mar. 11, 1998), the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid " employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest-paid U.S. worker; finding that the proposal related to the company's ordinary business operations. See, e.g., Ford Motor Co. (Feb. 5, 2013) (the Staff allowed the exclusion of a proposal requesting the company to adopt a policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing to the company's employees; Johnson Controls, Inc. (Oct. 16, 2012) (the proposal requested the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company; Delta Air Lines, Inc. (Mar. 27, 2012) (the proposal requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots).

Accordingly, since the Proposal is not limited to executive compensation but rather addresses the compensation of the Company's general workforce, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) as concerning its ordinary business operations.

III. Under Rule 14a-8(i)(10), the Proposal may be omitted because the Proposal has been substantially implemented as contemplated by the Proxy Statement's CD&A section as well as the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Act.

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. "In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (Aug. 16, 1983). The 1998 amendments to the proxy rules reaffirmed this position. Release No. 34-40018 (May 21, 1998) at n.30 and accompanying text.

Applying the "substantially implemented" standard, the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See Rel. 34-20091.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and therefore, can be excluded under Rule 14a-8(i)(10). See, Symantec Corporation (June 3, 2010); Bank of America Corp. (Jan. 4, 2008); AutoNation Inc. (Feb. 10, 2004); and AMR Corporation (Apr. 17, 2000). In each of these letters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

In this case, the Proposal calls for the Company to "initiate a review of [its] executive compensation policies and make available upon request a summary report of that review..." We believe the CD&A offers precisely the review of the Company's executive compensation policies that the Proposal specifically requests. The CD&A explains the Company's compensation decision-making process and provides the necessary quantitative data to enable readers to analyze multi-year trends. Moreover, since the Company has adopted a policy of providing for annual say-on-pay advisory votes, the CD&A is subjected to the increased scrutiny of shareholders every year, and while this vote is non-binding, the Company's board of directors and its human resources committee reviews and considers the voting results when evaluating its executive compensation program. Item 402 of Regulation S-K requires that the CD&A "explain all material elements" of the Company's compensation policies for its most senior executives. The Proposal's separate suggestion that this summary report include "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States" is just that – a suggestion that is not required by the terms of the Proposal. Because the Proposal does not require such a ratio to be included in the report, the lack of the ratio in the CD&A does not suggest that the CD&A does not fully implement the Proposal.

Moreover, the compensation ratio suggested by the Proposal is akin to the pay ratio disclosure that the Company will be required to provide upon the adoption of final rules in accordance with Section 953(b) of the Dodd-Frank Act. Section 953(b) of the Dodd-Frank Act requires that the Commission issue rules that require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the chief executive officer (or any equivalent position) of the issuer; (B) the annual total compensation of the chief executive officer (or any equivalent position) of the issuer; and (C) the ratio of the amount described in subparagraph (A) to the amount described in subparagraph (B). The legislative history of that section indicates that the provision was intended to focus attention on the widening gap between executive and non-executive pay levels, which is also the obvious intention of the Proponents. The Commission has proposed Pay Ratio Disclosure Rules to implement Section 953(b). The complexity and utility of the effort to fashion rules for such disclosure are reflected in the Commission's release. The record shows that the amount of work required to produce the disclosure is not trivial, and the public record reflects clearly that many large and complex issuers like the Company have taken substantial steps toward preparing to produce the disclosure when required. While we recognize that the Proposal differs from the requirements of Section 953(b) in certain details, one way to interpret the Proposal is to conclude that it essentially mirrors the analysis to be required by Section 953(b). Assuming that interpretation of the Proposal, a shareholder vote to request that the Company prepare a report that would include the comparative data the Proposal requests would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to Section 953(b), in contravention of the policy underlying Rule 14a-8(i)(10).

Accordingly, in light of the information the Company provides in the CD&A of its Proxy Statement as well as what it will be providing pursuant to the Pay Ratio Disclosure Rules, the Company has substantially implemented the essential objectives of the Proposal and the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

* * * * * *

Conclusion

By copy of this letter, the Proponents are being notified that for the reasons set forth herein the Company intends to omit the Proposal and Supporting Statement from its Proxy Statement. We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from its Proxy Statement. If we can be of assistance in this matter, please do not hesitate to call me.

Sincerely,



Arthur H. Kohn

Enclosures

cc: Sr. Cathy (Kate) Katoski, OSF, Sisters of St. Francis of the Holy Family, Dubuque, Iowa
Sr. Susan Ernster, Franciscan Sisters of Perpetual Adoration

EXHIBIT A



Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 www.osfdbq.org

CORPORATE RESPONSIBILITY OFFICE
Sisters of St. Francis of the Holy Family, Dubuque, Iowa

3390 Windsor Avenue
Dubuque, IA 52001-1311
563-583-9786
katoskic@osfdbq.org

November 14, 2014

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 6th Floor
New York, New York 10007

To Whom It May Concern:

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa is part of a religious congregation. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out Verizon Corporation, will be going to its retail peers as well by other members of the Interfaith Center on Corporate Responsibility.

The Sisters of St. Francis of the Holy Family, Dubuque, Iowa has owned at least $2,000 worth of Verizon Corporation common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated November 14, 2014.

I am authorized, as Corporate Responsibility Agent of the Congregation, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Verizon's Corporation shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,

Sr. Kate Katoski, OSF

Sr. Cathy (Kate) Katoski, OSF
President and Corporate Responsibility Agent
Sisters of St Francis
Dubuque, IA

VERIZON COMMUNICATIONS, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

A September, 2014 study in the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

The total 2013 compensation package for Verizon's Chairman and Chief Executive Officer, Lowell C. McAdam, was $15,826,606 http://www.verizon.com/about/sites/default/files/2014%20Proxy%20Statement.pdf. However, the average national pay—including bonuses and profit disbursements—for customer service representative ranges between $25,886 to $43,094 http://www.payscale.com/research/US/Employer=Verizon_Wireless/Salary. Mr. McAdam's full compensation was thus, at least 367 times that of the average customer service representative.

RESOLVED: shareholders request Verizon Communications, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,


Franciscan Sisters
of Perpetual Adoration

912 Market Street La Crosse, WI 54601-4782
PHONE 608-782-5610 FAX 608-782-6301
EMAIL fspa@fspa.org WEBSITE www.fspa.org

November 14, 2014

Assistant Corporate Secretary
C/O Lowell C. McAdam, Chairman and Chief Executive Officer
Verizon Communications, Inc.
140 West Street 6th floor
New York, NY 10007

To whom it may concern:

The Franciscan Sisters of Perpetual Adoration are a community of Catholic women religious. As such we are concerned about the least of our brothers and sisters especially in regards to pay equality and disparity.
For this reason we are concerned about the disparity in pay between the executive compensation policies of Verizon compared to other employees. Hence the enclosed.

The Franciscan Sisters of Perpetual Adoration, Inc. has owned at least $2,000 worth of Verizon Communications stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 14, 2014.

I am authorized, as Treasurer and Chief Financial Officer of the Congregation, to co file, along with The Sisters of St. Francis of the Holy Family, Dubuque, IA, the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Verizon Communications Company shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope we can come to a mutually beneficial dialogue on the issue addressed in our proposal in a way that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

Susan Ernster, FSPA

Sister Susan Ernster, FSPA

Enc.

VERIZON COMMUNICATIONS, INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle=down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

A September, 2014 study in the Harvard Business School showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

The total 2013 compensation package for Verizon's Chairman and Chief Executive Officer, Lowell C. McAdam, was $15,826,606 http://www.verizon.com/about/sites/default/files/2014%20Proxy%20Statement.pdf. However, the average national pay—including bonuses and profit disbursements—for customer service representative ranges between $25,886 to $43,094 http://www.payscale.com/research/US/Employer=Verizon_Wireless/Salary. Mr. McAdam's full compensation was thus, at least 367 times that of the average customer service representative.

RESOLVED: shareholders request Verizon Communications, Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.,